UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENDEAVOR GROUP HOLDINGS, INC.

(Name of the Issuer)

Endeavor Group Holdings, Inc.

Endeavor Operating Company, LLC

Endeavor Manager, LLC

Endeavor Executive Holdco, LLC

Endeavor Executive II Holdco, LLC

Endeavor Executive PIU Holdco, LLC

Silver Lake West Holdco, L.P.

Silver Lake West Holdco II, L.P.

Silver Lake West Voteco, L.L.C.

Wildcat EGH Holdco, L.P.

Wildcat OpCo Holdco, L.P.

SLP Wildcat Aggregator GP, L.L.C.

Silver Lake Partners VI, L.P.

Silver Lake Partners VII, L.P.

SL SPV-4, L.P.

Silver Lake Technology Associates VI, L.P.

Silver Lake Technology Associates VII, L.P.

SLTA SPV-4, L.P.

SLTA VI (GP), L.L.C.

SLTA VII (GP), L.L.C.

SLTA SPV-4 (GP), L.L.C.

Silver Lake Group, L.L.C.

Ariel Emanuel

Patrick Whitesell

(Names of Persons Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29260Y109

(CUSIP Number of Class of Securities)

Ariel Emanuel

Patrick Whitesell

Endeavor Executive Holdco, LLC

Endeavor Executive II Holdco, LLC

Endeavor Executive PIU Holdco, LLC

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, CA 90210

(310) 285-9000

Endeavor Group Holdings, Inc. Endeavor Operating Company, LLC Endeavor Manager, LLC 9601 Wilshire Boulevard, 3rd Floor Beverly Hills, CA 90210 (310) 285-9000

Silver Lake West Holdco, L.P.

Silver Lake West Holdco II, L.P.

Silver Lake West Voteco, L.L.C.

Wildcat EGH Holdco, L.P.

Wildcat OpCo Holdco, L.P.

SLP Wildcat Aggregator GP, L.L.C.

Silver Lake Partners VI, L.P.

Silver Lake Partners VII, L.P.

SL SPV-4, L.P.

Silver Lake Technology Associates VI, L.P.

Silver Lake Technology Associates VII, L.P.

SLTA SPV-4, L.P.

SLTA VI (GP), L.L.C.

SLTA VII (GP), L.L.C.

SLTA SPV-4 (GP), L.L.C.

Silver Lake Group, L.L.C.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Justin G. Hamill Michael V. Anastasio Ian Nussbaum Benjamin J. Cohen Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020	Faiza J. Saeed Claudia J. Ricciardi Cravath, Swaine & Moore LLP 375 Ninth Ave New York, NY 10001	Elizabeth Cooper Christopher May Mark Myott Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b- 2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on August 5, 2024, and subsequently amended by Amendment No. 1 filed on September 23, 2024, Amendment No. 2 filed on October 11, 2024, Amendment No. 3 filed on December 20, 2024 and Amendment No. 4 filed on January 15, 2025, together with the exhibits thereto and hereto, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) Endeavor Group Holdings, Inc., a Delaware corporation (the “Company” or “Endeavor”), (b) Endeavor Manager, LLC, a Delaware limited liability company and subsidiary of the Company (“Manager”), (c) Endeavor Operating Company, LLC, a Delaware limited liability company and a subsidiary of Manager and indirect subsidiary of the Company (“OpCo” and, together with the Company and Manager, the “Company Entities” and each, a “Company Entity”), (d) Endeavor Executive Holdco, LLC, a Delaware limited liability company (“Executive Holdco”), (e) Endeavor Executive II Holdco, LLC, a Delaware limited liability company (“Executive II Holdco”), (f) Endeavor Executive PIU Holdco, LLC, a Delaware limited liability company (“Executive PIU” and, together with Executive Holdco and Executive II Holdco, the “Executive Holdcos”), (g) Silver Lake West HoldCo, L.P., a Delaware limited partnership (“West HoldCo”), (h) Silver Lake West HoldCo II, L.P., a Delaware limited partnership (“West HoldCo II”), (i) Silver Lake West Voteco, L.L.C., a Delaware limited liability company, (j) Wildcat EGH Holdco, L.P., a Delaware limited partnership (“Holdco Parent”), (k) Wildcat OpCo Holdco, L.P., a Delaware limited partnership (“OpCo Parent” and, together with Holdco Parent, the “Parent Entities” and each, a “Parent Entity”), (l) SLP Wildcat Aggregator GP, L.L.C., a Delaware limited liability company, (m) Silver Lake Partners VI, L.P., a Delaware limited partnership, (n) Silver Lake Partners VII, L.P., a Delaware limited partnership, (o) SL SPV-4, L.P., a Delaware limited partnership, (p) Silver Lake Technology Associates VI, L.P., a Delaware limited partnership, (q) Silver Lake Technology Associates VII, L.P., a Delaware limited partnership, (r) SLTA SPV-4, L.P., a Delaware limited partnership, (s) SLTA VI (GP), L.L.C., a Delaware limited liability company, (t) SLTA VII (GP), L.L.C., a Delaware limited liability company, (u) SLTA SPV-4 (GP), L.L.C., a Delaware limited liability company, (v) Silver Lake Group, L.L.C., a Delaware limited liability company, (w) Ariel Emanuel, a natural person and (x) Patrick Whitesell, a natural person. Collectively, the persons filing the Transaction Statement, including this Final Amendment, are referred to as the “filing persons”.

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated April 2, 2024 (the “Merger Agreement”), by and among the Company, Manager, OpCo, Executive Holdco, Executive II Holdco, Executive PIU, Holdco Parent, OpCo Parent, Wildcat Pubco Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holdco Parent (“Company Merger Sub”), Wildcat Manager Merger Sub, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Company Merger Sub (“Manager Merger Sub”), and Wildcat OpCo Merger Sub, L.L.C., a Delaware limited liability company and wholly owned subsidiary of OpCo Parent (“OpCo Merger Sub” and, together with Manager Merger Sub and Company Merger Sub, the “Merger Subs” and each, a “Merger Sub”). Pursuant to the Merger Agreement, on March 24, 2025, (a) OpCo Merger Sub merged with and into OpCo, with OpCo surviving the merger, collectively owned, directly or indirectly, by OpCo Parent, Manager and certain holders of equity interests in the Company and/or OpCo (each, a “Rollover Holder”) (the “OpCo Merger”), (b) immediately following the OpCo Merger, Manager Merger Sub merged with and into Manager, with Manager surviving the merger, wholly owned by the Company (the “Manager Merger”) and (c) immediately following the Manager Merger, Company Merger Sub merged with and into the Company, with the Company surviving the merger, collectively owned, directly or indirectly, by Holdco Parent and certain Rollover Holders (the “Company Merger” and, together with the Manager Merger and the OpCo Merger, the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Mergers and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

On January 15, 2025, the Company filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Mergers. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. Capitalized terms used but not defined in this Final Amendment have the meanings ascribed to such terms in the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information contained in this Final Amendment and the Transaction Statement incorporated herein by reference, concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 4. TERMS OF THE TRANSACTION

(a)(2) Material Terms – Merger or Similar Transactions. Item 4(a)(2) is hereby amended and supplemented by adding the following language:

On March 14, 2025, each of Dana White, DAW Family Trust, Dana and Anne White 2012 Irrevocable Trust, Craig Borsari, The Borsari 2019 Dynasty Trust, William Hunter Campbell, Ike Lawrence Epstein, The IME Dynasty Trust, ZCA Focus Fund LP and Victoria Partners LP (each, a “March 14th Rollover Holder”) entered into a rollover agreement with the Parent Entities (such rollover agreements, collectively, the “March 14th Rollover Agreements”), pursuant to which each March 14th Rollover Holder has agreed, on the terms and subject to the conditions set forth therein, that certain of their equity interests in OpCo will remain outstanding in the OpCo Merger (the “March 14th Rollover Units”) and certain shares of Class A Common Stock of the Company owned by such persons will remain outstanding in the Company Merger (the “March 14th Rollover Shares” and, together with the March 14th Rollover Units, the “March 14th Rollover Interests”), and the March 14th Rollover Holders will not receive cash consideration under the Merger Agreement in respect of such March 14th Rollover Interests. The March 14th Rollover Interests in the aggregate include 6,137,574 March 14th Rollover Shares and 6,873,986 March 14th Rollover Units. The foregoing description of the March 14th Rollover Agreements are not complete and are qualified in their entirety by reference to the Form of March 14th Rollover Agreement, a copy of which is attached hereto as Exhibit (d)(13) and incorporated herein by reference.

On March 19, 2025, OpCo, entered into a Transaction Agreement by and among OpCo, WME IMG, LLC (“WME IMG”), IMG Arena US Parent, LLC (“IMG Arena”), OB Global Arena Holdings LLC (“OB Global Arena”), an entity affiliated with Ariel Emanuel, and Sportradar Group AG (“Sportradar”) (the “Sportradar Transaction Agreement”). Pursuant to the Sportradar Transaction Agreement, Sportradar will acquire all outstanding equity interests in IMG Arena (the “Sportradar Transaction”), following the closing of the transactions contemplated by the OB/Arena Transaction Agreement. The Sportradar Transaction Agreement contemplates that WME IMG will provide (or cause to be provided) financial consideration currently estimated to total approximately $225 million, including approximately $100 million in pre-payments to certain sports rightsholders and approximately $125 million to Sportradar, subject to certain adjustments. The Sportradar Transaction Agreement also includes indemnification obligations from WME IMG and from OB Global Arena. The Sportradar Transaction is currently expected to close in the fourth quarter of 2025, subject to receipt of regulatory approvals and the satisfaction of other closing conditions. The foregoing description of the Sportradar Transaction Agreement is not complete and is qualified in its entirety by reference to the Sportradar Transaction Agreement, a copy of which is attached hereto as Exhibit (d)(14) and incorporated herein by reference.

On March 21, 2025, Jason Lublin entered into a rollover agreement with the Parent Entities (the “Lublin Rollover Agreement”), pursuant to which Jason Lublin has agreed, on the terms and subject to the conditions set forth therein, that his indirect ownership of 181,819 Common Units of OpCo will remain outstanding in the OpCo Merger (the “Lublin Rollover Interests”), and Jason Lublin will not receive cash consideration under the

Merger Agreement in respect of such Lublin Rollover Interests. The foregoing description of the Lublin Rollover Agreement is not complete and is qualified in its entirety by reference to the Lublin Rollover Agreement, a copy of which is attached hereto as Exhibit (d)(15) and incorporated herein by reference.

On March 21, 2025, Patrick Whitesell and Patrick Whitesell’s personal revocable living trust (the “PW Parties”) entered into an amendment to that certain Rollover Agreement, dated as of April 2, 2024 (the “PW Original Rollover Agreement”, and such amendment to the PW Original Rollover Agreement, the “PW Amendment”, and collectively the “PW Amended Rollover Agreement”) with the Executive Holdcos and the Parent Entities, pursuant to which the PW Parties have agreed, on the terms and subject to the conditions set forth therein, that additional direct or indirect ownership of 1,818,182 Common Units of OpCo (the “Additional PW Rollover Units”), in addition to such amount of equity interests specified in the PW Original Rollover Agreement, will remain outstanding in the OpCo Merger, and the PW Parties will not receive cash consideration (including the merger consideration) under the Merger Agreement in respect of such Additional PW Rollover Units. As a result, pursuant to the PW Amended Rollover Agreement, the PW Parties have designated a total of 8,214,055 OpCo Membership Interests (corresponding value equal to $225,886,512.50) and 7,234,407 OpCo Profits Units (corresponding value equal to $39,834,635.54 based on $27.50 per unit less the applicable hurdle amount of each OpCo Profits Unit) as Rollover Units. The foregoing description of the PW Amendment is not complete and is qualified in its entirety by reference to the PW Amendment, a copy of which is attached hereto as Exhibit (d)(16) and incorporated herein by reference.

On March 22, 2025, Ariel Emanuel and Ariel Emanuel’s personal revocable living trust (the “AE Parties”) entered into an amendment to that certain Rollover Agreement, dated as of April 2, 2024 (the “AE Original Rollover Agreement”, and such amendment to the AE Original Rollover Agreement, the “AE Amendment”, and collectively the “AE Amended Rollover Agreement”) with the Executive Holdcos and the Parent Entities, pursuant to which the AE Parties have agreed, on the terms and subject to the conditions set forth therein, to increase the number of “Rollover Interests” (as defined therein) to be the number of OpCo Membership Interests or OpCo Profits Units held directly or indirectly by them that collectively, using the Merger Consideration otherwise payable in respect of such interests, have a value equal to (i) the aggregate value of all shares of Company Common Stock, OpCo Membership Interests or OpCo Profits Units held directly or indirectly by the AE Parties (calculated using the Merger Consideration applicable to such interests) minus (ii) $173,805,032.50, rounded to the nearest OpCo Membership Interest or OpCo Profits Unit, as applicable. As a result, pursuant to the AE Amended Rollover Agreement, the AE Parties have designated a total of 9,106,781 OpCo Membership Interests (corresponding value equal to $250,436,477.50) and 7,234,407 OpCo Profits Units (corresponding value equal to $39,834,635.54 based on $27.50 per unit less the applicable hurdle amount of each OpCo Profits Unit) as Rollover Units. The foregoing description of the AE Amendment is not complete and is qualified in its entirety by reference to the AE Amendment, a copy of which is attached hereto as Exhibit (d)(17) and incorporated herein by reference.

On March 23, 2025, the PW Parties entered into a series of agreements whereby the PW Parties transferred of the Additional PW Rollover Units to three (3) family trusts (the “PW Family Trusts”) as permitted transferees under the PW Amended Rollover Agreement. Each Family Trust entered into that certain (i) Unit Assignment Agreement, dated March 23, 2025 (such unit assignment agreements, collectively, the “Unit Assignment Agreements”), with the PW Parties whereby each PW Family Trusts received 98,724 Additional PW Rollover Units; (ii) Joinder Agreement to the Rollover Agreement, dated March 23, 2025 (such joinder agreements, collectively, the “Joinder Agreements”), whereby each PW Family Trust became party to the PW Amended Rollover Agreement as an Investor (as defined in the PW Amended Rollover Agreement), as required by the PW Amended Rollover Agreement; (iii) Letter Agreement Acknowledgement, dated March 23, 2025, by and among each PW Family Trust, the Company, OpCo, William Morris Endeavor Entertainment, LLC, HoldCo Parent and OpCo Parent, whereby each PW Family Trust acknowledged and agreed to be bound by that certain Letter Agreement, dated as of April 2, 2024, by and among Patrick Whitesell, the Company, OpCo, HoldCo Parent and OpCo Parent (the “PW Letter Agreement”), as required by the PW Letter Agreement; and (iv) Joinder Agreement to the Amended and Restated Limited Liability Company Agreement of Endeavor Executive HoldCo, LLC, dated March 23, 2025, whereby each PW Family Trust became party to the Amended and Restated Limited Liability Company Agreement of Endeavor Executive HoldCo, LLC, dated April 28, 2021, by and among the

Executive HoldCo and the members party thereto. The foregoing descriptions of the Unit Assignment Agreements and the Joinder Agreements are not complete and are qualified in their entirety by reference to the Unit Assignment Agreements and Joinder Agreements, copies of which are attached hereto as Exhibits (d)(18), (d)(19), (d)(20), (d)(21), (d)(22) and (d)(23) and incorporated herein by reference.

On March 24, 2025, WME IMG completed the OB/Arena Transaction pursuant to the OB/Arena Transaction Agreement.

(c) Different Terms. Item 4(c) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. Item 5(a) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

(b)–(c) Significant Corporate Events; Negotiations or Contacts. Item 5(b)-(c) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

(e) Agreements Involving the Subject Company’s Securities. Item 5(e) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(c)(1)–(8) Plans. Item 6(c)(1)-(8) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(d) Effects. Item 7(d) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. Item 8(a)-(b) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(b) Securities Transactions. Item 11(b) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(b) Employees and Corporate Assets. Item 14(b) is hereby amended and supplemented to incorporate by reference the information set forth in Item 4(a)(2) of this Final Amendment.

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following language:

Written Consent: On April 2, 2024, following the execution of the Merger Agreement, the Specified Stockholders, who collectively beneficially owned a majority of the aggregate voting power of the outstanding Shares entitled to vote thereon, executed and delivered the Company Stockholder Approval to the Company.

Certificates of Merger: On March 24, 2025, (i) OpCo filed a certificate of merger with the Secretary of State of the State of Delaware (the “OpCo Certificate of Merger,”), pursuant to which the OpCo Merger became effective (such time the “OpCo Merger Effective Time”), (b) immediately following the OpCo Merger, Manager Merger Sub filed a certificate of merger with the Secretary of State of the State of Delaware (the “Manager Certificate of Merger”), pursuant to which the Manager Merger became effective (such time the “Manager Merger Effective Time”) and (c) immediately following the Manager Merger, Company Merger Sub filed a certificate of merger with the Secretary of State of the State of Delaware (the “Company Merger Certificate of Merger” and together with the OpCo Certificate of Merger and the Manager Certificate of Merger, the “Certificates of Merger”), pursuant to which the Company Merger became effective (such time the “Company Merger Effective Time” or the “Effective Time”). As a result of the Mergers, the Company, Manager and OpCo became a direct or indirect subsidiary of Holdco Parent.

Merger Consideration: At the Effective Time, each share of the Company Common Stock outstanding immediately prior to the Company Merger Effective Time (subject to certain exceptions, including (i) (a) shares of Company Common Stock owned by the Company, Manager or OpCo or any of OpCo’s direct or indirect wholly owned subsidiaries, (b) shares of Company Common Stock owned by the Merger Subs or the Parent Entities or any of Parent Entities’ direct or indirect wholly owned subsidiaries, or, any affiliate of the Parent Entities designated in writing by the Parent Entities to the Company at least two business days prior to the Company Merger Effective Time and (c) shares of Class X Common Stock and Class Y Common Stock issued and outstanding immediately prior to the Company Merger Effective Time, (ii) each share that is owned by a Rollover Holder and will remain outstanding in accordance with such Rollover Holder’s Rollover Agreement and (iii) shares of Company Common Stock owned by stockholders of the Company who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) were automatically cancelled and converted into the right to receive $27.50 in cash (the “Company Merger Consideration”), without interest and subject to applicable withholding taxes.

At the Manager Merger Effective Time, each common unit of Manager (“Manager Membership Interest”) outstanding immediately prior to the Manager Merger Effective Time (subject to certain exceptions, including each Manager Membership Interest owned by the Company or the Manager immediately prior to the Manager Merger Effective Time) were automatically cancelled and converted into the right to receive $27.50 in cash (the “Manager Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing Manager Membership Interests.

At the OpCo Merger Effective Time, (a) each common unit of OpCo (“OpCo Membership Interest”) outstanding immediately prior to the OpCo Merger Effective Time (subject to certain exceptions, including (i) each OpCo Membership Interest owned by the Company, Manager, OpCo, or any direct or indirect wholly owned subsidiary of OpCo, the Parent Entities or any direct or indirect wholly owned subsidiary of the Parent Entities, and (ii) certain equity interests in OpCo held by Rollover Holders intended to remain outstanding (“Rollover Units”)) were automatically cancelled and converted into the right to receive $27.50 in cash minus any amounts that are distributed in respect of an OpCo Membership Interest in respect of the distributions contemplated by the restructuring transactions to be undertaken by the Company Entities prior to Closing pursuant to the Merger Agreement and in accordance with the restructuring steps plan set forth on the Company’s confidential disclosure letter delivered concurrently with the execution of the Merger Agreement (the “OpCo Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing OpCo Membership Interests and (b) each profits unit of OpCo (“OpCo Profits Unit”) outstanding immediately prior to the OpCo Merger Effective Time (subject to certain exceptions, including Rollover Units) were automatically cancelled and converted into the right to receive the OpCo Merger Consideration less the “strike price” of such OpCo Profits Unit in cash (the “OpCo Profits Units Merger Consideration” and, together with the OpCo Merger Consideration, the Manager Merger Consideration and the Company Merger Consideration, with respect to such applicable equity securities, the “Merger Consideration”), without interest and subject to applicable withholding taxes and certain deferrals to take into account certain terms of the existing OpCo Profits Units.

Treatment of Company Equity Awards: As a result of the Company Merger, each outstanding restricted stock unit subject to service-based vesting conditions (each, a “Company RSU”) or performance-based vesting conditions (each, a “Company PSU”), pursuant to which the holder has a right to receive shares of Class A Common Stock (or cash in an amount determined by reference to the value thereof) following the vesting or lapse of restrictions applicable to such restricted stock unit, that had vested but was not yet settled as of the Effective Time was automatically cancelled and converted into the right to receive an amount in cash equal to the product of (a) the Company Merger Consideration and (b) the number of shares of Class A Common Stock subject to such Company RSU or Company PSU, subject to certain tax deductions or withholdings as a result of the Transactions. Each Company PSU that was unvested as of the Effective Time was automatically cancelled without any cash payment being made in respect thereof.

In addition, at the Effective Time, each outstanding option to acquire Class A Common Stock (each, a “Company Option”) that had vested was automatically cancelled and converted into the right to receive an amount in cash, without interest and subject to certain tax deductions or withholdings as a result of the Transactions, equal to the product of (a) the number of shares of Class A Common Stock subject to such Company Option, multiplied by (b) the Company Merger Consideration less the exercise price per share of such Company Option, in effect immediately prior to the Effective Time. Any Company Option that was unvested at the Effective Time or that had an exercise price per share equal to or greater than the Company Merger Consideration was automatically cancelled without any cash payment being made in respect thereof.

The Executive Committee of the Company determined that each outstanding Company RSU that was not yet vested as of the Effective Time (each, an “Unvested Company RSU”) and held by an employee was cancelled and converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Class A Common Stock subject to such Unvested Company RSU, multiplied by (b) the Company Merger Consideration, which cash amount will vest and become payable at the same time as the Unvested Company RSU would have vested and been payable pursuant to its terms, including the applicable employee’s continued employment, subject to certain tax deductions or withholdings. In addition, the Executive Committee of the Company determined that each Unvested Company RSU held by a non-employee independent director at the Effective Time was cancelled and converted into the right to receive an amount in cash equal to the product of (x) the Company Merger Consideration and (y) the number of shares of Class A Common Stock subject to such Company RSU, payable immediately following the Closing.

As a result of the Transactions, as of the Effective Time, Silver Lake holds approximately 87% of the total voting securities of the Company.

Dividend: We declared and paid a quarterly cash dividend of approximately $27 million in March 2025.

NYSE: Prior to the opening of trading on March 24, 2025, the Company notified the New York Stock Exchange (the “NYSE”) that the Mergers had been completed and that the Certificates of Mergers had been filed, and requested that the NYSE suspend trading of Class A Common Stock on the NYSE prior to the opening of trading on March 24, 2025. The Company also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Class A Common Stock from the NYSE and deregistration of such shares under Section 12(b) of the Exchange Act. As a result, the shares of Class A Common Stock will no longer be listed on the NYSE. In addition, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of all shares of Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 2.01 of the Form 8-K filed by the Company with the SEC on March 24, 2025, is incorporated by reference herein as Exhibit (a)(2).

On March 24, 2025, the Company issued a joint press release with Silver Lake, announcing the closing of the Mergers. The press release is attached as Exhibit 99.1 to the Form 8-K, and is incorporated by reference herein as Exhibit (a)(3).

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)	Definitive Information Statement of Endeavor Group Holdings, Inc. (included in the Schedule 14C filed on January 15, 2025, and incorporated herein by reference) (the “Definitive Information Statement”).

(a)(2)*	Item 2.01 of the Current Report on Form 8-K, dated March 24, 2025 (included in Endeavor Group Holdings, Inc.’s Current Report on Form 8-K, filed on March 24, 2025 and incorporated herein by reference).

(a)(3)*	Joint Press Release, dated March 24, 2025 (filed as Exhibit 99.1 to Endeavor Group Holdings, Inc.’s Current Report on Form 8-K, filed on March 24, 2025 and incorporated herein by reference).

(b)(1)	Equity Commitment Letter, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Silver Lake Partners VI, L.P., Silver Lake Partners VII, L.P. and SL SPV-4, L.P.

(b)(2)	Amended and Restated Equity Commitment Letter, dated September 13, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Silver Lake Partners VI, L.P., Silver Lake Partners VII, L.P., SL SPV-4, L.P. and Endeavor Group Holdings, Inc.

(b)(3)	Second Amended and Restated Equity Commitment Letter, dated November 11, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Silver Lake Partners VI, L.P., Silver Lake Partners VII, L.P., SL SPV-4, L.P. and Endeavor Group Holdings, Inc.

(b)(4)	Third Amended and Restated Equity Commitment Letter, dated December 16, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Silver Lake Partners VI, L.P., Silver Lake Partners VII, L.P., SL SPV-4, L.P. and Endeavor Group Holdings, Inc.

(b)(5)	Commitment Letter, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Goldman Sachs Bank USA, Barclays Bank PLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch and Royal Bank of Canada.

(b)(6)	Amended and Restated Commitment Letter, dated April 19, 2024, by and among Wildcat EGH Holdco, L.P., JPMorgan Chase Bank, N.A., BofA Securities, Inc., Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Goldman Sachs Bank USA, Barclays Bank PLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, Inc., Citigroup Global Markets Inc., HSBC Bank USA, National Association and HSBC Securities (USA) Inc.

(b)(7)	Second Amended and Restated Commitment Letter, dated September 13, 2024, by and among Wildcat EGH Holdco, L.P., JPMorgan Chase Bank, N.A., BofA Securities, Inc., Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Goldman Sachs Bank USA, Barclays Bank PLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., HSBC Bank USA, National Association and HSBC Securities (USA) Inc.

(b)(8)	Third Amended and Restated Commitment Letter, dated December 16, 2024, by and among Wildcat EGH Holdco, L.P., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Bank of America, N.A., BofA Securities, Inc., Goldman Sachs Bank USA, Barclays Bank PLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., HSBC Bank USA, National Association and HSBC Securities (USA) Inc., attached hereto as Exhibit.

Exhibit No.	Description

(b)(9)	Preferred Equity Commitment Letter, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., DFO Private Investments, L.P. and Thirty Fifth Investment Company L.L.C.

(b)(10)	Preferred Equity Commitment Letter, dated June 6, 2024, by and among Wildcat EGH Holdco, L.P. and Coatue Tactical Solutions PS Holdings AIV 9 LP.

(b)(11)	Preferred Equity Commitment Letter, dated July 29, 2024, by and among Wildcat EGH Holdco, L.P. and Meritage Fund Select I LLC.

(b)(12)	Preferred Equity Commitment Letter, dated November 12, 2024, by and among Wildcat EGH Holdco, L.P., PEV Onshore Holdings 2036 LLC, PEV Offshore Holdings 2014 LP, PEV SB Employee Onshore Aggregator II LLC and PEV SB Employee Offshore Aggregator II LP.

(b)(13)	Preferred Equity Commitment Letter, dated November 12, 2024, by and among Wildcat EGH Holdco, L.P., Goldman Sachs Asset Management, L.P., on behalf of certain advised funds and managed accounts, and Broad Street Principal Investments, L.L.C.

(b)(14)	Limited Guarantee, dated April 2, 2024, by and among Silver Lake Partners VI, L.P., Silver Lake Partners VII, L.P. and Endeavor Operating Company, LLC.

(c)(1)	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Endeavor Group Holdings, Inc., dated April 2, 2024 (included as Annex C to the Definitive Information Statement and incorporated herein by reference).

(c)(2)†	Confidential discussion materials prepared by Centerview Partners LLC, dated March 8, 2024, for the Special Committee of the Board of Directors of Endeavor Group Holdings, Inc.

(c)(3)†	Confidential discussion materials prepared by Centerview Partners LLC, dated March 21, 2024, for the Special Committee of the Board of Directors of Endeavor Group Holdings, Inc.

(c)(4)	Confidential discussion materials prepared by Centerview Partners LLC, dated March 29, 2024, for the Special Committee of the Board of Directors of Endeavor Group Holdings, Inc.

(c)(5)	Confidential discussion materials prepared by Centerview Partners LLC, dated March 30, 2024, for the Special Committee of the Board of Directors of Endeavor Group Holdings, Inc.

(c)(6)	Confidential discussion materials prepared by Centerview Partners LLC, dated March 30, 2024, for the Special Committee of the Board of Directors of Endeavor Group Holdings, Inc.

(c)(7)	Confidential discussion materials prepared by Centerview Partners LLC, dated March 31, 2024, for the Special Committee of the Board of Directors of Endeavor Group Holdings, Inc.

(c)(8)	Confidential discussion materials prepared by Centerview Partners LLC, dated April 2, 2024, for the Special Committee of the Board of Directors of Endeavor Group Holdings, Inc.

(c)(9)	Opinion of Kroll, LLC to the to the General Partners (as defined therein) and the LPAC (as defined therein) of the Selling Funds (as defined therein), dated April 1, 2024 (included as Annex D to the Definitive Information Statement and incorporated herein by reference)

(c)(10)	Opinion of Houlihan Lokey Capital, Inc. to the to the GPs (as defined therein) and the Buying Funds (as defined therein), dated April 1, 2024 (included as Annex E to the Definitive Information Statement and incorporated herein by reference).

(d)(1)	Agreement and Plan of Merger, dated as of April 2, 2024, by and among Endeavor Group Holdings, Inc., Endeavor Executive Holdco, LLC, Endeavor Executive II Holdco, LLC, Endeavor Executive PIU Holdco, LLC, Endeavor Manager, LLC, Endeavor Operating Company, LLC, Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Wildcat PubCo Merger Sub, Inc., Wildcat OpCo Merger Sub, L.L.C. and Wildcat Manager Merger Sub, L.L.C. (included as Annex A to the Definitive Information Statement and incorporated herein by reference).

Exhibit No.	Description

(d)(2)	Voting and Support Agreement, dated as of April 2, 2024, by and among Endeavor Group Holdings, Inc., Endeavor Manager, LLC, Endeavor Operating Company, LLC, Silver Lake West HoldCo, L.P. and Silver Lake West HoldCo II, L.P. (included as Annex F to the Definitive Information Statement and incorporated herein by reference).

(d)(3)	Letter Agreement, dated as of April 2, 2024, by and among Ariel Emanuel, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Wildcat EGH Holdco, L.P., Wildcat Opco Holdco, L.P. and, for purposes of certain specified sections therein, William Morris Endeavor Entertainment, LLC (included as Annex J to the Definitive Information Statement and incorporated herein by reference).

(d)(4)	Letter Agreement, dated as of April 2, 2024, by and among Patrick Whitesell, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Wildcat EGH Holdco, L.P., Wildcat Opco Holdco, L.P. and, for purposes of certain specified sections therein, William Morris Endeavor Entertainment, LLC (included as Annex K to the Definitive Information Statement and incorporated herein by reference).

(d)(5)	Amendment No. 2 to Term Employment Agreement, dated as of April 2, 2024, by and among Mark Shapiro, Endeavor Group Holdings, Inc. and Endeavor Operating Company, LLC (included as Annex L to the Definitive Information Statement and incorporated herein by reference).

(d)(6)	Amended and Restated Term Employment Agreement, dated as of April 2, 2024, by and among Mark Shapiro, Endeavor Group Holdings, Inc., Wildcat EGH Holdco, L.P., Wildcat Opco Holdco, L.P., Endeavor Operating Company, LLC and, for purposes of certain specified sections therein, William Morris Endeavor Entertainment, LLC (included as Annex M to the Definitive Information Statement and incorporated herein by reference).

(d)(7)	Rollover Agreement, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Ariel Emanuel, The Ariel Z. Emanuel Living Trust, dated November 13, 2017, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC (included as Annex G to the Definitive Information Statement and incorporated herein by reference).

(d)(8)	Rollover Agreement, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Patrick Whitesell, The Patrick Whitesell Revocable Trust, dated May 31, 2019, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC (included as Annex H to the Definitive Information Statement and incorporated herein by reference).

(d)(9)	Rollover Agreement, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P. and Mark Shapiro (included as Annex I to the Definitive Information Statement and incorporated herein by reference).

(d)(10)	Amendment to Letter Agreement, dated as of October 23, 2024, by and among Ariel Emanuel, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P. and Wildcat Opco Holdco, L.P. (included as Annex N to Amendment No. 3 to the Definitive Information Statement and incorporated herein by reference).

(d)(11)	Amendment No. 3 to Term Employment Agreement, dated as of October 23, 2024, by and among Mark Shapiro, Endeavor Group Holdings, Inc. and Endeavor Operating Company, LLC (included as Annex O to Amendment No. 3 to the Definitive Information Statement and incorporated herein by reference).

(d)(12)	Amendment to Amended and Restated Term Employment Agreement, dated as of October 23, 2024, by and among Mark Shapiro, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Wildcat EGH Holdco, L.P. and Wildcat Opco Holdco L.P. (included as Annex P to Amendment No. 3 to the Definitive Information Statement and incorporated herein by reference).

Exhibit No.	Description

(d)(13)*	Form of March 14th Rollover Agreement.

(d)(14)^*	Sportradar Transaction Agreement, dated as of March 19, 2025, by and among Endeavor Operating Company, LLC, WME IMG, LLC IMG Arena US Parent, LLC, OB Global Arena Holdings LLC and Sportradar Group AG.

(d)(15)*	Rollover Agreement, dated March 21, 2025, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P. and Jason Lublin.

(d)(16)*	Amendment No. 1 to Rollover Agreement, dated March 21, 2025, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Patrick Whitesell, The Patrick Whitesell Revocable Trust, dated May 31, 2019, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC.

(d)(17)*	Amendment No. 1 to Rollover Agreement, dated March 22, 2025, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Ariel Emanuel, The Ariel Z. Emanuel Living Trust, dated November 13, 2017, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC.

(d)(18)*	Assignment of Units, dated March 23, 2025, by and between Patrick Whitesell, Trustee of The Patrick Whitesell Revocable Trust, Dated May 31, 2019 and Patrick Whitesell, Trustee of The ELW Irrevocable Trust.

(d)(19)*	Assignment of Units, dated March 23, 2025, by and between Patrick Whitesell, Trustee of The Patrick Whitesell Revocable Trust, Dated May 31, 2019 and Patrick Whitesell, Trustee of The EVW Irrevocable Trust.

(d)(20)*	Assignment of Units, dated March 23, 2025, by and between Patrick Whitesell, Trustee of The Patrick Whitesell Revocable Trust, Dated May 31, 2019 and Patrick Whitesell, Trustee of The SCW Irrevocable Trust.

(d)(21)*	The ELW Irrevocable Trust Joinder Agreement to the Rollover Agreement, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Patrick Whitesell, The Patrick Whitesell Revocable Trust, dated May 31, 2019, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC, dated March 23, 2025.

(d)(22)*	The EVW Irrevocable Trust Joinder Agreement to the Rollover Agreement, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Patrick Whitesell, The Patrick Whitesell Revocable Trust, dated May 31, 2019, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC, dated March 23, 2025.

(d)(23)*	The SCW Irrevocable Trust Joinder Agreement to the Rollover Agreement, dated April 2, 2024, by and among Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., Patrick Whitesell, The Patrick Whitesell Revocable Trust, dated May 31, 2019, Endeavor Executive Holdco, LLC, Endeavor Executive Holdco II, LLC and Endeavor Executive PIU Holdco, LLC, dated March 23, 2025.

(f)(1)	Section 262 of the Delaware General Corporation Law (included as Annex B to the Definitive Information Statement and incorporated herein by reference).

107	Filing Fee Table.

†	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
^

Certain portions of this exhibit have been omitted pursuant to Item 1016 of Regulation M-A. The omitted information is (i) not material and (ii) the type that the Endeavor Group Holdings, Inc. treats as private or confidential. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[***]”.

*	To be filed herewith.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 24, 2025

ENDEAVOR GROUP HOLDINGS, INC.

By:	/s/ Jason Lublin
Name: Jason Lublin
Title: Chief Financial Officer

ENDEAVOR OPERATING COMPANY, LLC

By:	/s/ Jason Lublin
Name: Jason Lublin
Title: Chief Financial Officer

ENDEAVOR MANAGER, LLC

By:	/s/ Jason Lublin
Name: Jason Lublin
Title: Chief Financial Officer

ENDEAVOR EXECUTIVE HOLDCO, LLC

By:	/s/ Patrick Whitesell
Name: Patrick Whitesell
Title: Director

ENDEAVOR EXECUTIVE II HOLDCO, LLC

By:	/s/ Patrick Whitesell
Name: Patrick Whitesell
Title: Director

ENDEAVOR EXECUTIVE PIU HOLDCO, LLC

By:	/s/ Patrick Whitesell
Name: Patrick Whitesell
Title: Director

SILVER LAKE WEST HOLDCO, L.P.

By: SILVER LAKE WEST VOTECO, L.L.C., its general partner

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Member

SILVER LAKE WEST HOLDCO II, L.P.

By: SILVER LAKE WEST VOTECO, L.L.C., its general partner

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Member

SILVER LAKE WEST VOTECO, L.L.C.

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Member

WILDCAT EGH HOLDCO, L.P.

By: SLP WILDCAT AGGREGATOR GP, L.L.C., its general partner

By: SILVER LAKE TECHNOLOGY ASSOCIATES VII, L.P., its managing member

By: SLTA VII (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

WILDCAT OPCO HOLDCO, L.P.

By: SLP WILDCAT AGGREGATOR GP, L.L.C., its general partner

By: SILVER LAKE TECHNOLOGY ASSOCIATES VII, L.P., its managing member

By: SLTA VII (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SLP WILDCAT AGGREGATOR GP, L.L.C.

By: SILVER LAKE TECHNOLOGY ASSOCIATES VII, L.P., its managing member

By: SLTA VII (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SILVER LAKE PARTNERS VI, L.P.

By: SILVER LAKE TECHNOLOGY ASSOCIATES VI, L.P., its general partner

By: SLTA VI (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SILVER LAKE PARTNERS VII, L.P.

By: SILVER LAKE TECHNOLOGY ASSOCIATES VII, L.P., its general partner

By: SLTA VII (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SL SPV-4, L.P.

By: SLTA SPV-4, L.P., its general partner

By: SLTA SPV-4 (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SILVER LAKE TECHNOLOGY ASSOCIATES VI, L.P.

By: SLTA VI (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SILVER LAKE TECHNOLOGY ASSOCIATES VII, L.P.

By: SLTA VII (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SLTA SPV-4, L.P.

By: SLTA SPV-4 (GP), L.L.C., its general partner

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SLTA VI (GP), L.L.C.

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SLTA VII (GP), L.L.C.

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SLTA SPV-4 (GP), L.L.C.

By: SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

SILVER LAKE GROUP, L.L.C.

By:	/s/ Egon Durban
Name: Egon Durban
Title: Co-CEO

ARIEL EMANUEL

/s/ Ariel Emanuel

PATRICK WHITESELL

/s/ Patrick Whitesell